Exhibit 99.1

ENTRÉE GOLD ANNOUNCES $7 MILLION BUDGET FOR JOINT VENTURE WORK PROGRAMS, LOOKOUT HILL, MONGOLIA

VANCOUVER, March 17 /CNW/ - Entrée Gold Inc. (TSX: ETG) (NYSE AMEX: EGI) (Frankfurt: EKA) ("Entrée" or the "Company") announces that the Entree and Oyu Tolgoi LLC joint venture ("Entree-OTLLC Joint Venture") has budgeted US$7 million for exploration and development work on the joint venture ground ("Entree-OTLLC JV Ground") within the Lookout Hill Property, Mongolia.

The work program for 2011 includes a combination of exploration and geotechnical drilling on the Entree-OTLLC JV Ground.  The exploration team is focusing on high priority targets that could further extend the known mineralized system with a budget of $5.5 million. The $2.1 million geotechnical drilling program is related to future development of underground operations on the Hugo North Extension orebody.

Proposed exploration work includes approximately 16,000 metres of drilling and is planned to focus on testing extensions to the Hugo North Extension and the Heruga deposits.  The Hugo North Extension deposit is open for 7 kilometres to the north along the OT Trend (to Ulaan Khud), and the Heruga deposit is open at depth, to the west, and to the south.  Additional drilling will test other geophysical targets to the south of Heruga on the Javhlant licence.

Geotechnical drilling on the Entree-OTLLC JV Ground is planned from surface collars, to assist OTLLC in finalizing underground development plans on Hugo North.  The work program is designed to investigate a potential location for a fourth shaft ("Shaft 4"), including an area just north of the Entree-OTLLC Joint Venture property boundary and adjacent to the Hugo North Extension.

Entrée's President & CEO, Greg Crowe, commented, "Advancement of the Oyu Tolgoi mining complex is proceeding at a fast pace, and the Entree-OTLLC JV Ground is an integral part of future planning.  This is evidenced by the focus on Shaft 4, currently planned to be sunk on the joint venture ground to access the rich Hugo North Extension as well as exploration programs designed to test the extension of the Heruga deposit ten kilometres to the south."

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée's Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company's flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimate and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately CAD$21 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This News Release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the interpretation of exploration results, the potential for extending known mineralized zones and discovering new mineralized zones, the potential for expanding and upgrading existing resource estimates, and planned exploration programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

For further information:

Monica Hamm

Manager, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Fax: 604-687-4770

Toll Free: 866-368-7330

E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 08:00e 17-MAR-11